January 24, 2014
FOLEY & LARDNER LLP
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
WWW.FOLEY.COM

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
030825-0102

Via EDGAR System

Mr. Larry Green U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549
Re:	Post-Effective Amendment No. 25 to Form N-1A of FMI Funds, Inc.
(Filed on September 20, 2013)

Dear Mr. Green:

On behalf of our client, FMI Funds, Inc., a Maryland corporation (Investment Company Act File No. 811-07831), which consists of two active portfolios.  The above-referenced amendment to Form N-1A (the “Registration Statement”) relates to a new portfolio, the FMI Common Stock Fund (the “Fund”).  Set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the Registration Statement.  The numbered items set forth below express (in bold italics) the oral comments of the Staff, and following such comments are the Fund’s responses (in regular type).

General

1.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

2.  In connection with responding to the Staff’s comments, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Larry Green
U.S. Securities and Exchange Commission
January 24, 2014

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

3.  Please confirm that the Fund does not use derivatives in connection with its investment strategies.

Response:  The Fund confirms that the Fund does not use derivatives in connection with its investment strategies.

4.  Please confirm that the Prospectus will conform to applicable font size requirements.

Response:  The Fund confirms that the Prospectus will conform to applicable font size requirements.

5.  Please confirm that the Fund does not have a Rule 12b-1 plan.

Response:  The Fund confirms that the Fund does not have a Rule 12b-1 plan.

6.  Does the Fund have emerging market risk?

Response:  The Fund does not invest in emerging markets, and does not have emerging market risk.

Mr. Larry Green
U.S. Securities and Exchange Commission
January 24, 2014

7.  Explain how the Fund’s investments in American Depositary Receipts (“ADRs”) or American Depositary Shares (“ADSs”) fits into its investment limitation related to Rule 35d-1.

Response:  The Fund’s investments in ADRs or ADSs represent investments in common stocks of foreign companies.  The Fund will revise its disclosure to read as follows:

“The Fund invests mainly in small- to medium-capitalization companies (namely, companies with less than $5 billion market capitalization) listed or traded on a national securities exchange or on a national securities association.  Under normal market conditions, the Fund invests 80% of its net assets in common stocks, including for purposes of this limitation common stocks of foreign companies traded as American Depositary Receipts (“ADRs”) or American Depositary Shares (“ADSs”).”

8.  Ensure that the references to the Portfolio Management Committee, and details about it, appear in the appropriate sections.

Response:  The Fund revised the discussion on the Portfolio Management Committee in the summary section to read as follows:

“Portfolio Managers: The Fund’s investment decisions are made by a Portfolio Management Committee that is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio, which is comprised of the following individuals:

PMC Member	Title with Adviser	Years with Adviser
Patrick J. English	Chief Executive Officer and Chief Investment Officer	27
John S. Brandser	President, Chief Operating Officer and Chief Compliance Officer	19
Andy P. Ramer	Director of Research and Research Analyst	11
Jonathan T. Bloom	Research Analyst	4
Matthew J. Goetzinger	Research Analyst	9
Robert M. Helf	Research Analyst	16
Karl T. Poehls	Research Analyst	6
Daniel G. Sievers	Research Analyst	5
Matthew T. Sullivan	Research Analyst	1”

Mr. Larry Green
U.S. Securities and Exchange Commission
January 24, 2014

9.  On the cover of the Prospectus, indicate that the Fund is closed to new investors, and explain the conditions of the close.

Response:  The Fund has revised the Prospectus to indicate that the Fund is closed to new investors.  The Prospectus explains that the Fund is closed to new investors, and that (except as indicated below) only investors of the Fund as of December 31, 2009, whether owning shares of record or through a processing intermediary, are eligible to purchase shares of the Fund.  Exceptions include: (1) Participants in an employee retirement plan for which the Fund is an eligible investment alternative and whose records are maintained by a processing intermediary having an agreement with the Fund in effect on December 31, 2009; (2) Clients of a financial adviser or planner who had client assets invested in the Fund on December 31, 2009; (3) Employees, officers and directors of the Fund or the Fund’s investment adviser, and members of their immediate families (namely, spouses, siblings, parents, children and grandchildren); (4) Firms having an existing business relationship with the Fund’s investment adviser, whose investment the officers of the Fund determine, in their sole discretion, would not adversely affect the adviser’s ability to manage the Fund effectively; and (5) An investment in the Fund that officers of the Fund determine, in their sole discretion, would not adversely affect the ability of the investment adviser to the Fund to manage the Fund effectively.

10.  The header “More Information About the Fund’s Principal Investment Strategies and Disclosure of Portfolio Holdings” appears in accurate as it does not reference Non-Principal Investment Strategies, which are discussed in that section.  Revise accordingly.

Response:  The Fund will revise the header to read as follows: “Additional Information About the Fund.”

11.  Revise the definition of good order to reference the purchase price.

Response:  The Fund will revise the definition to read as follows:

“The Fund considers a purchase, redemption or exchange request to be in “good order” if it is timely submitted and contains the name of the Fund, the number of shares or dollar amount to be purchased, redeemed or exchanged, your name and (if applicable) your account number and your signature.”

12.  Provide the cite that allows the Fund to delay the payment of redemption proceeds for up to seven days in all cases.

Response:  Section 22(e) of the Investment Company Act provides that no registered investment company may “postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent.”

Mr. Larry Green
U.S. Securities and Exchange Commission
January 24, 2014

Statement of Additional Information

13.  In Investment Restriction No. 2, please explain what the Fund does for borrowing.

Response:  The Fund will revise the disclosure to read as follows:

“The Fund will not borrow money, except as permitted under the 1940 Act.  (For a discussion of the Fund’s strategies related to borrowing, please see “Investment Considerations – Reverse Repurchase Agreements (Borrowing)” and “Borrowing”.)

14.  Investment Restriction No 7 references a different Fund.

Response:  The Fund will delete this reference.

15.  In the Investment Considerations section, please revise the disclosure to specify which are non-principal investment strategies.

Response:  The Fund will revise the disclosure to specify which are non-principal investment strategies.

16.  Confirm that the references to national securities exchanges are to domestic exchanges.

Response:  The Fund confirms that the references are to domestic exchanges.

17.  Confirm that the section on disclosure of portfolio holdings identifies any ongoing arrangements to provide portfolio holdings information, and identifies the parties who receive such information.

Response:  The Fund confirms that following disclosure identifies all such ongoing arrangements, and identifies the parties to such arrangements: “The third party service providers to whom the Funds provide non-public portfolio holdings information are the Funds’ administrator and transfer agent, U.S. Bancorp Fund Services, LLC (“USBFS”), the Funds’ independent registered public accounting firm, PricewaterhouseCoopers LLP, the Funds’ legal counsel, Foley & Lardner LLP, the Funds’ distributor, Rafferty Capital Markets, LLC, and the Funds’ custodian, U.S. Bank, N.A.  The Funds may also provide non-public portfolio holdings information to the Funds’ financial printer in connection with the preparation, distribution and filing of the Funds’ financial reports and public filings.”

* * *

Mr. Larry Green
U.S. Securities and Exchange Commission
January 24, 2014

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:	Kathy Lauters
FMI Funds, Inc.